UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Cidade de Deus, Osasco, SP, June 10, 2010

To
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear Sirs,

Banco Bradesco S.A. announces to its shareholders, clients and the market in general that all matters examined in the Special Shareholders’ Meeting, held on this date, at 5 p.m., were approved as follows:

 I.          increase the capital stock from R$26,500,000,000.00 to R$28,500,000,000.00, by means of:

1.     Reserves Capitalization by R$2 billions -  capitalization of part of the balance of the “Profit Reserves – Statutory Reserve” account, pursuant to the provisions of Article 169 of Law #6,404/76, with bonus shares;

2.     Bonus Shares (10%) – issue of 342,040,948 new non-par, book-entry, registered shares, of which 171,020,483 are common shares and 171,020,465 are preferred shares, which will be conferred, free of charge to shareholders, as bonus share, at the ratio of 1 (one) new share for each 10 (ten) shares of the same type held thereby on the record date, by observing:

Record Date: the record date of bonus entitlement will be notified to the Market after the approval of the respective process by the Central Bank of Brazil.

Trading: current shares will continue to be traded entitled to bonus and new shares will be available for trading after the approval of the respective process by the Central Bank of Brazil and their inclusion in the shareholders’ position to be notified to the Market.

Bonus Shares Entitlement – They will be entitled to dividends and/or interest on own capital to be declared as of the date of their inclusion in the shareholders’ position. They are also fully entitled to eventual advantages conferred to other shares as of the aforementioned date.

Monthly Dividends: monthly dividends will be maintained at R$0.013219250 per common share and R$0.014541175 per preferred share, so as the amount monthly paid to shareholders will be increased by 10% after the inclusion of new shares in the shareholders’ positions.

Fractions of Shares: the bonus share will always occur in whole numbers. The remaining shares resulting from fractions of shares will be separated, grouped into whole numbers and sold in an Auction to be held at BM&FBOVESPA S.A., after the period of 30 (thirty) days as set forth in Paragraph Third of Article 169 of Law # 6,404/76, which will be established after the approval of the process by the Central Bank of Brazil and the respective amounts will be available to shareholders entitled thereto.

Cost of Bonus Shares is R$5.847253119  per share - regardless of the type, pursuant to the provisions in Paragraph One of Article 47 of the Normative Ruling of the Brazilian Internal Revenue Service #1,022, as of April 5, 2010.

Holders of Depositary Receipts (DRs), Traded in the United States and Spain

Simultaneously to the Brazilian Market operation, and in the same proportion, bonus will be paid in the form of ADRs - American Depositary Receipts in the U.S. Market (NYSE) and in the form of GDRs – Global Depositary Receipts in the European Market (Latibex) and investors will receive 1 (one) new DR for each 10 (ten) DRs held on the record date.

•      the resulting fractions, similarly to the operations in Brazil, will be separated, grouped into whole numbers and sold on the respective Stock Exchanges, and the amounts will be credited to the holders of fractions;

•      once concluded the operation, DRs - Depositary Receipts will continue to be traded at the ratio of 1 (one) preferred share to 1 (one) DR, in the aforementioned Markets.

II.  Statutory Amendment: to amend the “caput” of Article 6 of the Company’s Bylaws, as a result of the previous item.

These resolutions will be effective after the necessary approval of the process by the Central Bank of Brazil.

Cordially,

Banco Bradesco S.A.

Domingos Figueiredo de Abreu

Executive Vice President and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.